UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On November 6, 2024, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Report Third Quarter 2024 Results”. A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial statements tables contained in the press release attached to this Report on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (Files No. 333-254706 and 333-261541) and Form S-8 (File Nos. 333-133968, 333-152010, 333-171781, 333-188714, 333-192376, 333-193145, 333-203641, 333-208278, 333-216494, 333-237196, 333-249846, 333-262260, 333-266928, 333-272972, 333-279055 and 333-282649).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: November 6, 2024